UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2015

Commission File Number: 001-35698

COLLABRIUM JAPAN ACQUISITION CORPORATION

(Translation of registrant’s name into English)

16 Old Bond Street, London W1S 4PS

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________.

Other Information.

On February 2, 2015, Collabrium Japan Acquisition Corporation (the “Company”) received a notice from the Nasdaq Hearings Panel (the “Panel”) indicating that the Panel has determined to delist the Company’s securities from The Nasdaq Stock Market (“Nasdaq”), effective at the open of business on February 4, 2015. After such time, the Company expects that its ordinary shares, warrants and units will continue to trade over-the-counter.

As previously disclosed, on August 28, 2014, the Nasdaq staff notified the Company that it had determined to delist the Company’s securities for failure to comply with Listing Rule 5550(a)(3), which requires that the Company have at least 300 public holders for continued listing on Nasdaq Capital Market. The Company requested that the Panel review the Nasdaq staff’s determination and a hearing was held before the Panel on October 16, 2014. The Panel initially determined on November 12, 2014 to continue the listing of the Company’s securities on Nasdaq. However, the Panel’s initial decision was subject to certain conditions, including that, on or before February 24, 2015, the Company complete an initial business combination. In making its subsequent determination on February 2, 2015 to delist the Company’s securities from Nasdaq, the Panel concluded that it was improbable that the Company would be able to complete a business combination within the allotted time.

The Company does not intend to appeal the Panel’s decision. Trading in the Company’s securities on Nasdaq will be suspended as of the open of business on February 4, 2015. Nasdaq will complete the delisting by filing a Form 25-NSE with the Securities and Exchange Commission after all applicable appeal periods have lapsed.

A copy of the press release issued by the Company announcing the Panel’s decision is included as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

Exhibits

Exhibit No.	Description

99.1	Press release dated February 4, 2015.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 4, 2015

COLLABRIUM JAPAN ACQUISITION CORPORATION

By:	/s/ Koji Fusa
Name: Koji Fusa
Title: Chief Executive Officer

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INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Press release dated February 4, 2015.

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